Exhibit 35.12

RE: Annual Statement of Compliance for Wells Fargo Commercial Mortgage Securities, Inc.
Commercial Mortgage Pass-Through Certificates, Series 2015-NXS2

Per the Pooling and Servicing Agreement dated as of July 1, 2015 (the "Agreement"), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2015 (the "Reporting Period"):

(a) A review of Wells Fargo's activities during the Reporting Period and of its performance under the Agreement has been made under such officer's supervision; and

(b) To the best of such officer's knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

February 25, 2016

BRIAN SMITH
Vice President